PACIFIC NORTH WEST CAPITAL CORP.

2009 ANNUAL GENERAL AND SPECIAL MEETING

2009 Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2009 Annual General and Special Meeting of the shareholders of Pacific North West Capital Corp. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, August 26, 2009, at 10:00 a.m.

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, August 26, 2009, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended April 30, 2009, and the auditors’ report thereon.
2.	To re-appoint James Stafford, Inc., Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.
3.	To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last annual general meeting.
4.	To set the number of Directors at five.
5.	To elect Directors for the ensuing year.
6.	To approve, by disinterested shareholders, amendment(s) to stock options granted to insiders, employees and service providers.
7.	To approve, by disinterested shareholders, the sale of the Nixon Fork Gold Project.
8.	To approve, by disinterested shareholders, investments by the Company in other companies and companies that are, or will be affiliated to the Company.
9.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 28th day of July, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

INFORMATION CIRCULAR

as at June 29, 2009 (except as indicated)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, August 26, 2009, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

DISTRIBUTION OF MEETING MATERIALS

This Information Circular and related Meeting materials are being sent to both registered and non-registered holders of common shares of the Company.

If you are a non-registered holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the appropriate voting information form.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds common shares through more than one intermediary (an “intermediary”), or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings.  Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the common shares from the various shareholdings are represented and voted at the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders to represent registered shareholders at the Meeting are Harry Barr, the President, CEO and a Director of the Company, and Charlotte Brown, the Corporate Secretary of the Company.

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

Similar procedures should be followed by a non-registered shareholder with respect to the completion of a Voting Instruction Form (“VIF”) provided by the Intermediary, although you should read the instructions on your VIF and, if necessary, confirm the instructions with your Intermediary.  If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct the Intermediary to appoint you as a proxyholder.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Investor Services Inc. (“Computershare”) by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

Shareholders may revoke their proxies or voting instructions as follows.  Proxies of registered shareholders submitted by mail, telephone or through the Internet using a Form of Proxy may be revoked by submitting a new proxy to Computershare by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or one business day before any adjournment of the Meeting.  Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder’s attorney authorized in writing.  Such an instrument must be deposited at the registered office of the Company, located at 2303 West 41st Avenue, Vancouver, British Columbia  V6M 2A3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.  On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.  In addition, a proxy may be revoked by any other manner permitted by law.

Non-registered shareholders should contact the Intermediary through which they hold common shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

RECORD DATE

The Company has set the close of business on June 29, 2009, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares(6)
Harry Barr	Director, President and CEO	3,599,224(1)
Linda Holmes	Director	5,000
Jordan Point	Director	Nil
Dennis Hop	Director	280,000
John Londry(2)	Director (formerly VP, Exploration)	15,714
Gregory Myers(3)	VP, Business Development	Nil
Jonathan Findlay(4)	VP, Exploration	Nil
Charlotte Brown	Corporate Secretary	4,285
Robert Guanzon	Chief Financial Officer	Nil
David Powers(5)	Former VP, Project Development	Unknown(7)

Notes:

(1)

568,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,908,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr, 1,025,790 shares of which are held directly by Mr. Barr.

(2)

Mr. Londry retired as VP, Exploration effective November 18, 2008 and was appointed a Director of the Company effective February 19, 2009.

(3)

Mr. Gregory Myers was appointed VP, Business Development effective November 12, 2008.

(4)

Mr. Jonathan Findlay was appointed VP, Exploration effective November 12, 2008.

(5)

Mr. David Powers ceased his position as VP, Project Development effective March 31, 2009.

(6)

This information has been furnished by the respective individuals.

(7)

This information is not within the knowledge of the current management of the Company.

Other than as set forth in this Information Circular and except for the fact that certain directors and officer of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Company, any nominee for election as a director of the Company or any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 61,858,008 shares are issued and outstanding as of the Record Date.

A quorum of shareholders is present at a meeting of shareholders if a holder or holders of not less than 5% of the shares entitled to be voted at a meeting of shareholders are present in person or by proxy.  If any share entitled to be voted at a meeting of shareholders is held by two or more persons jointly, the persons or those of them who attend the meeting of shareholders constitute only one shareholder for the purpose of determining whether a quorum of shareholders is present.

To the knowledge of the Directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at June 29, 2009, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	53,103,938	85.89%

Notes

(1)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The Company’s executive compensation program is administered by the Company’s compensation committee (the “Compensation Committee”).  At April 30, 2009, the Compensation Committee was comprised of three directors, Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.

The Company’s executive compensation program is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

Compensation Review Process

The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, the level of skill, experience and responsibility required to carry out the functions of the position held by such individuals, and the Company’s current position as an exploration company with limited operating revenue.

The Company’s cash compensation to NEOs tends to remain more or less constant, while the granting of any options or bonuses are left to the discretion of the Company’s board of directors (the “Board”) and the Compensation Committee, and therefore may fluctuate from year to year.

Assessment of Individual Performance

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, bonuses and equity participation through the Company’s stock option plan, which was adopted by the Company August 24, 2005 (the “Stock Option Plan”).  The Stock Option Plan is further discussed under the heading “Description of Existing Incentive and Stock Compensation Plans”.

In determining the compensation of NEOs, the Compensation Committee considers the following goals and objectives of the Company which are:

•

to attract and retain qualified and experienced executives in today’s market place;

•

to encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects;

•

to ensure the compensation paid are competitive with the current market.

Base Salary

The Company has a management agreement and an employment agreement with the current NEOs as indicated below. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term, compensation and benefits to be provided by the Company for the services preformed by the NEO.

The terms of each of the NEOs agreements are as follows:

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005 as amended December 1, 2008.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $14,103.90 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.  The base fee is reviewed every anniversary date with an annual increase negotiated between the parties, notwithstanding which the base fee is subject to an automatic 5% cost of living increase annually.  In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle up to a maximum of $1,200/month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.  The Company may terminate the agreement at any time by paying to CGR up to a maximum of 30 months’ salary plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms.  The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Robert Guanzon was employed by the Company by agreement dated September 21, 2007 and is effective October 22, 2007 as an accountant.  The contract commenced on October 22, 2007 and thereafter for a one year renewable term. Mr. Guanzon is paid directly for his services and is employed on a full-time basis.  In consideration for his services, Mr. Guanzon was paid $5,833 on a monthly basis for the first three months after the effective date of the agreement, after which time Mr. Guanzon was paid $6,250 on a monthly basis.  This employment agreement may be terminated by either party for any reason on giving no less than thirty days advance notice in writing to the other party.  Upon termination of the agreement, all monies payable to Mr. Guanzon shall be paid before the end of the termination period.  Mr. Guanzon was appointed Chief Financial Officer of the Company effective March 1, 2008.

Other than the above agreements, there is no other plan or arrangement in respect of compensation received by the NEOs.

Bonuses

The Compensation Committee reviews on a discretionary basis bonuses to be paid by the Company to NEOs in each financial year.  The CEO recommends bonuses to be paid by the Company to other eligible employees and consultants.  During the year ended April 30, 2009, Mr. Barr, the President and CEO of the Company, received a bonus in the amount of $87,725.  This bonus was attributed to the considerable increase in the amount of time spent by Mr. Barr in conducting the business of the Company.  The Compensation Committee reviewed salary levels of similar companies in the industry and obtained an informal survey on overall salaries of mineral exploration companies.  The Compensation Committee also considered Mr. Barr’s performance and his levels of responsibility and importance to the Company.

Equity Participation through the Stock Option Plan

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over the short and long terms, and to align the interests of the Company’s NEOs with those of its shareholders.  Options are awarded by the Board based on the recommendations of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives.  The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.

The stock option component of executive compensation acts as an incentive for the Company’s NEOs to work to enhance the Company’s value over the long term, and to remain with the Company.

The Compensation Committee is of the view that the Company’s compensation structure appropriately takes into account the factors relevant to the resource industry, the Company’s performance within that industry, and the individual contributions to the Company’s performance made by its NEOs.

The Company is proposing to amend the terms of certain existing stock options as indicated below.  Please see “Particulars of Matters to be Acted Upon – 6. Amendment to Previously Granted Options” for additional details.

Performance graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment in the common shares of the Company from April 30, 2004 to April 30, 2009.  The Company’s common shares were listed for trading on the TSX Venture Exchange December 19, 1997, and have been listed on the Toronto Stock Exchange (the “TSX”) since June 8, 2001.

Price	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007	30-Apr-2008	30-Apr-2009
PFN	100.00	89.53	99.53	98.12	67.75	45.73
TSX Index	100.00	112.04	152.01	176.06	189.97	83.69

The share price of the Company has preformed under the TSX Index for each of the years as indicated above.  However, the Company does not feel that this trend reflects management’s efforts, and that no similar comparison between the trend shown above by this graph and the compensation to its executive officers can be made.  However the Company does feel that compensation paid to the NEOs is in line with what is paid by comparable companies in North America.  The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer, the performance of each officer and their duties in that position.

Option-based awards

Please see “Equity Participation through the Stock Option Plan“ above for details of the process used by the Company in granting option-based awards to its NEOs.

The stock option grants to directors, officers, other employees and consultants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, importance of the position held, contribution to the Company and previous option grants and exercise prices including:

•

the remuneration paid to the individual as at the grant date in relation to the total remuneration payable by the Company to all of its directors, officers, employees and consultants as at the grant date;

•

the length of time that each individual has been employed or engaged by the Company; and

•

the quality of work performed by such director, officer, employee or consultant.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the NEOs and any other executive officer of the Company whose salary and bonus for the fiscal year ended April 30, 2009 exceeded $150,000.

Name and principal position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensation ($) (h)	Total compen-sation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Harry Barr, President and CEO(1)	2009	127,247	Nil	12,342	Nil	Nil	Nil	106,547(3)	246,136
Robert Guanzon, CFO(2)	2009	75,000	Nil	4,872	Nil	Nil	Nil	Nil	79,872

Notes

(1)

Fees paid through a service company.

(2)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(3)

Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr, received a bonus in the amount of $87,725 during the year ended April 30, 2009.  Pursuant to the terms of his management contract, he has also received a benefit for the use of a leased vehicle.  Total lease payments for the vehicle amounted to $13,935.26 of which approximately 40% of its use was for personal use. This realizes a benefit to Mr. Barr of $5,574.10. Mr. Barr also receives a benefit in the amount of $13,247.56 for disability/critical illness and life insurance.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model.  The following assumptions were used in the fair value calculation:

Risk-Free interest rate

1.92%

Options expected life

5 years

Expected volatility

104.91%

Expected dividend yield

Nil

Outstanding Share-Based Awards & Option-Based Awards

The following table sets forth the outstanding options-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(3) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Harry Barr, President and CEO	190,000(1)(2)	$0.25	Apr 22, 2014	Nil	95,000	Nil
Robert Guanzon, CFO	75,000(2)	$0.25	Apr 22, 2014	Nil	37,500	Nil

Notes

(1)

These stock options are held by 293020 BC Ltd., a wholly owned company of Mr. Barr.

(2)

Of the stock options granted, 50% have vested as at April 30, 2009, however, they are subject to regulatory restrictions until August 23, 2009.

(3)

The closing price of the Company’s shares at April 30, 2009 was $0.105.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the aggregate dollar value that would have been realized by the NEOs in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Harry Barr, President and CEO	Nil	Nil	Nil
Robert Guanzon, CFO	Nil	Nil	Nil

Pursuant to the Stock Option Plan, and in accordance with the TSX Manual, the stock options granted to NEOs have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

Pension Plan Benefits

The Company currently does not have any pension arrangements in place for its NEOs, directors or officers.

Termination and Change of Control Benefits

As at April 30, 2009, the Company had contractual arrangements with Mr. Barr through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), of which has a termination and a change of control benefits clause.  The terms of the agreement are noted above under the heading “Compensation Discussion and Analysis”.

Director Compensation Table

The Directors of the Company may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors.  Directors are also eligible to received incentive stock options to purchase shares of the Company.  The following table shows the compensation provided to non-executive directors for the year ended April 30, 2009.  None of these directors are also NEOs

Name (a)	Fees earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
Linda Holmes(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
Jordan Point(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
Dennis Hop(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
John Londry(2)	1,750	Nil	2,274	Nil	Nil	Nil	4,024

Notes:

(1)

80,000 stock options granted April 22, 2009 at an exercise price of $0.25 and are exercisable on or before April 22, 2014.

(2)

35,000 stock options granted April 22, 2009 at an exercise price of $0.25 and are exercisable on or before April 22, 2014.

Director Option-Based Awards

The following table sets forth the outstanding options-based awards granted to the non-executive Directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(2) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Linda Holmes	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil
Jordan Point	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil
Dennis Hop	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil
John Londry	35,000(1)	$0.25	Apr 22, 2014	Nil	17,500	Nil

Notes

(1)

Of the stock options granted, 50% have vested as at April 30, 2009, however, they are subject to regulatory restrictions until August 23, 2009.

(2)

The closing price of the Company’s shares at April 30, 2009 was $0.105.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the aggregate dollar value that would have been realized by the Company’s directors in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Linda Holmes	Nil	Nil	Nil
Jordan Point	Nil	Nil	Nil
Dennis Hop	Nil	Nil	Nil
John Londry	Nil	Nil	Nil

Pursuant to the Stock Option Plan, and in accordance with the TSX Manual, the stock options granted to the non-executive directors have been granted at an exercise price at least equal to or greater than the close of the Company’s common shares on the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2009, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the Stock Option Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.

The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,309,500	$0.49	5,146,156
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,309,500	$0.49	5,146,156

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders.  These plans are detailed below and are maintained separate and apart from each other.

(a)

Following is a summary of the substantive terms of the 2004 Stock Option Plan:

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares.  As at June 29, 2009, there are 4,141,866 stock options outstanding under the 2004 Plan which represents 6.7% of the Company’s issued and outstanding of 61,858,008.

1.

The Plan is administered by the Board of Directors or by a committee appointed by the board in accordance with terms of the Stock Option Plan.

2.

The term of any options granted under the Stock Option Plan will be fixed by the Board of Directors at the time such options are granted, provided that the options will not be permitted to exceed a term of ten years.

3.

Under the Stock Option Plan, the maximum aggregate number of common shares of the Company that may be reserved for issuance under the Stock Option Plan is 6,324,200 shares being limited to 20% of the issued and outstanding common shares of the Company.

4.

The exercise price of any options granted under the Stock Option Plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options, less the maximum discount permitted under the polices of the TSX.

5.

All options are non-assignable and non-transferable except (i) as permitted by applicable securities laws, or (ii) as otherwise specifically provided for in the Stock Option Plan.

6.

The number of shares reserved for issuance to any one person pursuant to options must not exceed 5% of the outstanding issue.

7.

If a Participant ceases to be a Director, officer, consultant or employee of the Company or ceases to be employed by the Company (other then by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the Plan. In the event of death of a participant, the option previously granted to him shall be exercisable only within the twelve months next succeeding such death.

(b)

Following is a summary of the substantive terms of the Stock Option Plan:

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  As at June 29, 2009, there are 2,567,634 stock options outstanding under the 2005 Plan which represents 4.2% of the Company’s issued and outstanding of 61,858,008.

Details of this plan are indicated below:

1.

The Stock Option Plan is administered by the Board or by a committee appointed by the Board in accordance with terms of the Stock Option Plan.

2.

The Stock Option Plan shall terminate at 4:00PM of the next business day following March 31, 2015 (the “Termination Date”).  No incentive under this Plan may be granted after the Termination Date, but the terms of an incentive agreement may extend beyond the Termination Date in accordance with the terms of the agreement but that no agreement may provide for a period in excess of ten years.

3.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority in its discretion to:  (i) to grant Incentive Awards (as such term is defined under the Stock Option Plan)to Participants (as such term is defined under the Stock Option Plan); (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the Stock Option Plan, the Fair Market Value of the shares of the Company; (iii) to determine the exercise price per share of Incentive Awards to be granted; (iv) to determine the number of common shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi)  to determine Management Objectives; (vii) to interpret the Stock Option Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the Stock Option Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants and (xvi) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the Stock Option Plan.

4.

No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

5.

Unless otherwise provided in the option agreement, the term of each option shall be five (5) years from the date of grant

6.

Payment for shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the Stock Option Plan.

7.

The Board in its sole discretion may permit a cashless exercise of the option.  In the event of a cashless exercise of the option, the Company shall issue the option holder the number of shares determined as follows:

X = Y (A-B) / A

X = the number of shares to be issued to the option holder.

Y = the number of shares with respect to which the option is being exercised.

A = the market price of the common stock prior to the date of exercise.

B = the exercise price

8.

The Stock Option Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the Stock Option Plan; and any change in the definition of Participant.

9.

The Board may make amendments such as repricing and extending non-insider options.  If required by TSX policy to which the Company is subject, repricing or extension of Incentive Awards to insiders shall require shareholder approval.

10.

Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the Stock Option Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the Stock Option Plan.  To date 550,000 of these performance shares have been issued and 600,000 performance shares that have been allotted and are outstanding.  As at June 29, 2009, the 2,697,990 performance shares represent 4.36% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics.  Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of Directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2009.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines “informed person” to mean any of the following:  (a) a Director or executive officer of a reporting issuer; (b) a Director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the Directors or executive officers of the Company.

APPOINTMENT OF AUDITORS

Management of the Company intends to nominate James Stafford Inc., Chartered Accountants for re-appointment as auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of James Stafford Inc., Chartered Accountants as auditors of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the Directors of the Company.  James Stafford Inc., Chartered Accountants were first appointed as auditors of the Company on January 25, 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five Directors.  All the proposed nominees are current Directors.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110, three of the four members of the Board are independent.  The members who are independent are Dennis Hop, Jordan Point and Linda Holmes.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO of the Company since November 29, 1996).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents as of June 29, 2009:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Dennis Hop	Breaker Energy Ltd.
Linda Holmes	IGC Resources Inc. Fire River Gold Corp.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

During the year ended April 30, 2009, Harry Barr was the Chairman.  Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to present).

Attendance Record

During the year ended April 30, 2009, the Board held meetings and passed resolutions by way of consent resolutions on 25 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com and copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the Company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

During the year ended April 30, 2009, the Audit Committee was comprised of Jordan Point, Chairman of the Audit Committee, Linda Holmes and Dennis Hop.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and is also independent in accordance with the standards of Director Independence set our under NI 52-110.

Mr. Jordan Point has been the Chairman of the Finance Committee of the Musqueam Indian Band for 14 years developing and monitoring the annual budget for 32 programs with a budget of 11 million dollars.  He has recently negotiated two separate settlements with the federal and provincial governments for 37 million dollars for 2010 legacies and outstanding litigation matters.  Mr. Point is working as a Program Manager with the Federal Government as has overseen and negotiated annual contribution agreements with First Nation Bands and has been recently assigned to the litigation case management unit / civil litigation and judicial review for the Pacific Region (a 6.3 million dollar budget).

Mr. Dennis Hop has been a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994.  Ms. Holmes currently serves on the Audit Committee of IGC Resources Inc.  Additionally, Ms. Holmes has served as a Director of Public Relations and Compliance Manager for over 10 years for a group of publicly traded mineral exploration companies trading on the TSX and Nasdaq.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

The text of the Company’s Audit Committee Charter may be found in Item 16A of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2009	$25,000	Nil	$4,047	$19,875
April 30, 2008	$25,000	Nil	Nil	Nil

Compensation Committee

As at the year ended April 30, 2009, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.

The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

In fiscal year ended 2008, the Board appointed a Corporate Governance Committee comprised of three Directors, Linda Holmes, Chairman of the Corporate Governance Committee, Jordan Point and Dennis Hop.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements

The Board has approved all of the information in the audited financial statements for the year ended April 30, 2009, including the auditor’s report thereon, copies of which have been sent to those shareholders who have requested receipt of same.  Copies of these materials are available on SEDAR at www.sedar.com.

2.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at five.

3.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board.  Each Director elected will hold office until the close of the next annual general meeting of the Company, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed Form of Proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 29, 2009.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr Vancouver, BC, Canada President, CEO, & Director	President and Director of Fire River Gold Corp. (1997 – present); CEO of Fire River Gold Corp. (2007 – present); Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-2007); Director of Freegold Ventures Limited (1985–2007); CEO of El Nino Ventures Inc. (2003 – 2007); Chairman of El Nino Ventures Inc. (2006-2007); and Director of El Nino Ventures Inc. (1999–2007).	1996	3,599,224(7)
Dennis Hop(2)(3)(4)(5)(6) Calgary, AB Canada Director	President of Hop Asset Management (1985 – present); Director of Breaker Energy Ltd. (2004 – present).	2007	280,000
Jordan Point(2)(3)(4)(5)(6) Vancouver, BC, Canada Director	Litigation Case Manager for Fisheries & Oceans Canada (1997 – present).	2007	Nil
Linda Holmes(2)(3)(4)(5)(6) Summerland, BC, Canada Director	Director of Fire River Gold Corp. (2007 – present); Corporate Secretary of IGC Resources Inc. (2000 – present); Director of IGC Resources Inc. (2003 – present); Corporate Secretary of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (2005 – 2009); Director of Ascendant Copper Corporation (2005 – 2007); Corporate Secretary of ProDigital Film Studios Inc. (2004 – 2005); Corporate Secretary of Global Precision Medical Inc. (2002 – 2005).	2007	5,000
John Londry(5)(6) Stittsville, ON, Canada Director	Vice President Exploration of Pacific North West Capital Corp. (2004 – 2008)	2009	15,714

Notes:

(1)

The information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated Director

(6)

Outside (i.e., non-management) Director.

(7)

568,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,908,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr, 1,025,790 shares of which are held directly by Mr. Barr.

(8)

Mr. Londry was appointed a Director of the Company effective February 19, 2009.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or proposed director of the Company:

(a)

is, as at the date hereof, or has been, within 10 years before the date hereof, a director, CEO or CFO of any company (including the Company) that,

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO,

(b)

is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.

Appointment of Auditors

Shareholders of the Company will be asked to vote for approval of the re-appointment of James Stafford Inc., Chartered Accountants, of Vancouver, British Columbia, as auditors of the Company for the fiscal year ending April 30, 2009, at a remuneration to be fixed by the Directors.

5.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

6.

Amendment to Previously Granted Incentive Stock Options

The substantial downturn of the world’s financial markets has resulted in a significant drop in the trading price of the Company’s shares on the TSX, with the result being that the incentive stock options of the Company as currently priced are no longer adequate incentive to directors, officers, and service providers.  Recognizing that stock option grants are a critical element of the Company’s compensation policy, the Board, in consultation with the Company’s Compensation Committee, has determined that it is in the best interests of the Company and its shareholders to amend certain outstanding stock options of the Company which have an exercise price exceeding current trading prices for the Company’s shares on the TSX.

Accordingly, the Board has approved, subject to regulatory and shareholder approval, that the Company proceed with amending the terms of an aggregate of 1,923,000 stock options (the “Amended Options”) by reducing the exercise price of such Amended Options to $0.25 per share, and extending the term of the Amended Options for a period of five (5) years.  The number of Amended Options represents approximately 3.1% of the outstanding shares of the Company.  The amended exercise price of $0.25 per share represents a premium of 208% over the volume weighted average trading price of $0.12 of the Company’s shares on the TSX for the five trading days immediately preceding May 13, 2009, being the date the Board approved the amendment to the exercise price of the Amended Options.  The named individuals below are insiders of the Company, as such 3,904,223 common share holdings will be excluded from voting on this resolution.

The following table sets forth the details with respect to the Amended Options under the 2004 Plan:

Name	Grant Date	Options Held	Original Exercise Price	Proposed Amended Price	Original Expiry Date	Proposed Expiry

Canadian Gravity Recovery Inc.	Nov 5/04	170,000	$0.70	$0.25	Nov 5/09	Nov 5/14
Harry Barr	Nov 5/04	170,000	$0.70	$0.25	Nov 5/09	Nov 5/14
Charlotte Brown	Nov 5/04	25,000	$0.70	$0.25	Nov 5/09	Nov 5/14
John Londry	Nov 5/04	75,000	$0.70	$0.25	Nov 5/09	Nov 5/14
Employees & Service Providers	Nov 5/04	303,000	$0.70	$0.25	Nov 5/09	Nov 5/14

	Total

Employees & Service Providers	Feb 14/07	150,000	$0.47	$0.25	Feb 14/12	Feb 14/17

	Total	150,000

Harry Barr	May 18/07	92,366	$0.55	$0.25	May 18/12	May 18/17
Candian Gravity Recovery Inc.	May 18/07	80,000	$0.55	$0.25	May 18/12	May 18/17
Public Company Coach	May 18/07	80,000	$0.55	$0.25	May 18/12	May 18/17
John Londry	May 18/07	40,000	$0.55	$0.25	May 18/12	May 18/17
Employees & Service Providers	May 18/07	200,000	$0.55	$0.25	May 18/12	May 18/17

	Total

Jordan Point	Oct 11/07	100,000	$0.50	$0.25	Oct 11/12	Oct 11/17
Employees & Service Providers	Oct 11/07	80,000	$0.50	$0.25	Oct 11/12	Oct 11/17

	Total

The following table sets forth the details with respect to the Amended Options under the 2005 Plan:

Name	Grant Date	Options Held	Original Exercise Price	Proposed Amended Price	Original Expiry Date	Proposed Expiry

Harry Barr	May 18/07	7,634	$0.55	$0.25	May 18/12	May 18/17
Charlotte Brown	May 18/07	30,000	$0.55	$0.25	May 18/12	May 18/17
Employees & Service Providers	May 18/07	90,000	$0.55	$0.25	May 18/12	May 18/17
	Total

Linda Holmes	Oct 11/07	100,000	$0.50	$0.25	Oct 11/12	Oct 11/17
	Total

Dennis Hop	Oct 29/07	100,000	$0.50	$0.25	Oct 29/12	Oct 29/17
Employees & Service Providers	Oct 29/07	30,000	$0.50	$0.25	Oct 29/12	Oct 29/17
	Total

TSX policies require that listed companies obtain the approval of disinterested shareholders in order to re-price and extend the exercise period of stock options. For the purposes of the approval of the resolution described under this section, “disinterested shareholder approval” means a simple majority of all shares voted, with any shares owned by insiders of the Company and their associates, either directly or beneficially, being excluded from such vote. The term “insider” with respect to the Company, describes any Director or senior officer of the Company; a Director or senior officer of a company that is itself an insider or subsidiary of the Company; or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company’s outstanding securities.

Accordingly, at the Meeting, shareholders of the Company, other than insiders and their associates, will be asked to consider, and if deemed fit, pass a resolution in the following form:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.

The amendment to the terms of an aggregate of 1,923,000 stock options of the Company, previously issued to certain directors, officers, employees and service providers of the Company (the “Amended Options”), to reduce the exercise price of the Amended Options to $0.25 per share, and to extend the term of the Amended Options for an additional five years, be and the same is hereby approved, ratified and confirmed; and

2.

Any one director or officer of the Company be and is hereby authorized and directed, on behalf and in the name of the Company, to do all acts and things and sign, execute and deliver all such applications, documents and instruments as may be necessary or advisable in connection with the foregoing resolutions.”

7.

Sale of the Nixon Fork Gold Project

Shareholders of the Company will be asked to vote for approval of the sale of the Nixon Fork Gold Project.  As the Company is selling the Nixon Fork Gold Project to a company with two common directors, TSX policy requires that the Company obtain the approval of disinterested shareholders.  For the purposes of the approval of the resolution described under this section, “disinterested shareholder approval” means a simple majority of all shares voted, with any shares owned by Harry Barr and Linda Holmes and their associates, either directly or beneficially, being excluded from such vote.  Harry Barr and Linda Holmes collectively own 3,604,224 common shares of the Company.  Mr. Barr is President, CEO and Director of Fire River Gold Corp. (“FAU”) and Ms. Holmes is a Director of FAU.  Collectively they own 4,600,001 common shares of FAU.  As FAU is considered an “emerging issuer” as defined in NP 46-201 the common shares owned by Mr. Barr and Ms. Holmes will be released according to the escrow schedule defined in NP 46-201.

By Letter Agreement (the “Agreement”) dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until February 15, 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork gold project (the “Project”), located 56 kilometres northeast of McGrath, Alaska.

On February 12, 2009, the Company completed its due diligence review and exercised its option to acquire all outstanding shares of MCR.  The Company purchased a 100% interest in the Project, through the purchase of all outstanding shares of MCR, a wholly-owned Alaskan subsidiary of St. Andrew Goldfields, for an aggregate purchase price of US$500,000.

The Company and MCR have now entered into a Letter Agreement (the “Agreement”) with Fire River Gold Corp. (“FAU”) and its wholly-owned subsidiary, Fire River Gold Corp., USA (“FAUU”), for the sale of 100% of the Nixon Fork Gold Project through the sale of 100% of the shares of MCR, all of which are owned by the Company.

Under the terms of the Agreement, the Company will receive an aggregate of US$500,000 in installments as indicated below and will receive US$2,500,000 worth of FAU common shares (the “Shares”).  The Shares will have a deemed price of $0.45 per Share and will be converted at a U.S. Exchange rate of $1.1547 yielding CDN$2,886,750 for an aggregate amount of 6,415,000 common shares of FAU.  The Company will also receive 1,000,000 FAU share purchase warrants, entitling the Company to purchase up to an additional 1,000,000 common shares of FAU at an exercise price of $0.50 per share for a period of 24 months from the date of issue.

Cash Payments will be made to the Company from FAU as follows:

•

Within seven days of signing of the Agreement the Company will receive US$50,000;

•

Within seven days of receiving the last of the required board, regulatory and shareholder approvals, the Company will receive US$150,000;

•

Within three (3) months of receiving the last of the required board, regulatory and shareholder approvals, the Company will receive US$150,000; and

•

Within six (6) months of receiving the last of the required board, regulatory and shareholder approvals, the Company will receive US$150,000.

In addition to the cash and share payments, the Company will also be repaid for all its expenses incurred on the Nixon Fork Gold Project after May 1, 2009 until the closing date of the transaction to a maximum amount not to exceed CDN$1,250,000.  Repayment of expenses will be 1/3 of the expenses on the closing of the transaction; 1/3 of the expenses after three (3) months from the closing date and the final 1/3 of the expenses within six (6) months from the closing date of the transaction.

This transaction is subject to TSX approval, shareholder approval, approval by the shareholders of FAU and approval by the Board of Directors of the Company, MCR, FAU and FAUU.

Management believes that this transaction is in the best interest of the Company and its shareholders.  The Company has evaluated costs associated with bringing the Nixon Fork Gold Project back into production and the financing required to do so.  The Company estimates it would require approximately a minimum of US$5 – 10 million.  In order for the Company to create the capital necessary to fund the Nixon Fork Gold Project back into production, management estimates that it would be required to complete a significant financing.  At the Company’s current market price of $0.10, as at June 29, 2009, the Company would need to offer an approximate minimum 100,000,000 units.  The Company’s current share structure is approximately 69,000,000 fully diluted.  If the Company was to raise the estimated required funds of $10,000,000 at $0.10, the Company’s resulting share structure would exceed over 200,000,000 fully diluted.  The Company has historically been an explorer focused on platinum group metals (“PGM”).  The Company feels that it would be in the best interest of the Company and its shareholders to stay focused on PGM’s.

The Company has completed a formal valuation on the Nixon Fork Gold Project, in order to ensure that the proposed sale is in the best interest of Company and its shareholders.  A summary of the formal valuation report prepared for the Company by Mr. Richard Goodwin, P.Eng. is as follows:

On 12 February 2009 Pacific North West Capital Corp (PFN) executed an option to purchase 100% of Mystery Creek Resources, Inc. (MCR), from St. Andrews Goldfields Ltd.  MCR’s only significant assets are a renewable lease for the mining rights to the Nixon Fork Mine in Alaska and the equipment it acquired to exploit this property. Following this transaction, PFN commissioned an independent valuation of the property, provided by Richard Goodwin, P.Eng, who is a Qualified Person as defined by NI 43-101.

The Nixon Fork Mine is located 399 km southwest of Fairbanks and 348 km northwest of Anchorage, Alaska at 63°14’ N, 154° 46’ W.  Property access is limited to air transport and the property has an excellent airstrip which can accommodate a Hercules C-130 or DC-6 aircraft.

The property consists of 110 unpatented federal lode and placer claims and 48 state mining claims.  The Nixon Fork Property is under lease from the Mespelt-Almasy Mining Co. (MAMC)

by MCR and is subject to an NSR owed to MAMC, which is variable based on gold prices.  Currently the NSR is 5% on gold production and other metals are subject to a 4% NSR.  The Nixon Fork Property is also subject to an additional 1% NSR to Ambrian Partners Ltd. and a 1% NSR to Jones-MacRea.

The Nixon Fork area has nearly a 100 year history of mining with over 200,000 ounces of gold extracted:  57,000 from placer and lode mining between 1918 and 1964 and 145,000 from underground operations between 1995 and 2007.

The mine facilities are in good condition and the property infrastructure includes:

•

a 140 tpd gravity and flotation mill with a new 60% installed CIL circuit

•

a new 2.1 MW diesel power plant  with 76,000 gal of fuel storage

•

a fully equipped mechanical shop, functional 80 man camp, office facilities, and mine dry

•

two new buildings, a new recreation hall and new mine plus the building supplies for an additional office

•

two mine access adits and several km of mine access ramps and drifts

The mine is currently on care and maintenance, with ongoing environmental monitoring and a modest exploratory program.  The property has all necessary permits to resume mining operations. Environmental considerations are modest, as the portals do not discharge mine water and no surface impoundments are acid-generating.

The Nixon Fork orebodies are gold-copper skarns that occur close to the margins of the Mystery Creek quartz monzonite stock, which has been intruded into limestone, dolomite, and siltstone.  The mineralization is comprised of chalcopyrite and native gold.

The Mineral Resources used as the basis of the Valuation were determined by Scott Wilson Roscoe Postle Associates (SWRPA) on 2 October 2006 (Table 1Table 1). Note that a portion of the economic resources of the property are contained in the existing tailings pond, which would be recovered in the new CIL circuit.

Table :  Nixon Fork Mineral Resources at 21 g/t Cut-off Grade 1

The property was valued using the Market Valuation method, in which comparable transactions are used to derive an appropriate unit price in $/oz. Twenty six gold property transactions during 2008 and 2009 were reviewed. Four of these were selected as the most similar to the

1 From Postle, Scott and Wallis, page 17-8

Nixon Fork, based on use of underground mining methods, similar scale of operations (mill capacity) and total resources, available processing facilities, and production history.   Three (Tartan Lake, Island Gold and the Sleeping Giant) returned similar values over a range of $24.68 to $30.04 /oz Au.  A fourth, the Nalunaq transaction, was anomalously low, at $4.29 /oz Au. This anomalous value was a very close parallel to the PFN purchase of Nixon Fork Mine, as it was driven by a recent uneconomic mining program.  To reflect the risk associated with the Nixon Fork Mine, this anomalously low value was used to represent the minimum value of the range.

Additional work on the property could reduce or eliminate the risk by demonstrating that, unlike the 2007 program, an improved mining operation could be profitable.

In summary:

•

The Nixon Fork Mine would be valued at $4.53 M over a range of between $3.99 to $4.86 M if the anomalous Nalunaq transaction were excluded.

•

The uneconomic 2007 mining program applies a level of risk to the project that suggests that the mine could be worth as little as $0.69 M. This assertion is as supported by the recent purchase price and the recent Nalunaq transaction.

•

Both the risk and the potential of the property must be reflected in this valuation, which necessitates a wide range of possible values.

At present it is not possible to provide a more accurate determination than the midpoint of the wide range between these maximum and minimum possible values.

Therefore the Nixon Fork Mine is valued at $2.77 M, the midpoint of a range of values of between $0.69 and $4.86 M.

The full text of the Valuation Report is available on SEDAR at www.sedar.com filed July 28, 2009.

Accordingly, at the Meeting, shareholders other than Harry Barr and Linda Holmes and their associates (3,604,224 common shares), will be asked to pass a resolution in the following form:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.

The transaction with Fire River Gold Corp. (“FAU”) and its wholly-owned subsidiary, Fire River Gold Corp., USA, for the sale of the Company’s 100% interest in the Nixon Fork Gold Project through the sale of all of the shares of Mystery Creek Resources Inc., a wholly-owned subsidiary of the Company, be and is hereby approved and the Company be and is hereby permitted to complete such transaction pursuant to which the Company will receive

(i)

an aggregate of US$500,000 in installments;

(ii)

US$2,500,000 worth of FAU common shares (the “Shares”).  The Shares will have a deemed price of $0.45 per Share and will be converted at a U.S. Exchange rate of $1.1547 yielding CDN$2,886,750 for an aggregate amount of 6,415,000 common shares of FAU;

(iii)

1,000,000 FAU share purchase warrants, entitling the Company to purchase up to an additional 1,000,000 common shares of FAU at an exercise price of $0.50 per share for a period of 24 months from the date of issue; and

(iv)

the repayment of all of the Company’s expenses incurred on the Nixon Fork Gold Project after May 1, 2009 until the closing date of the transaction to a maximum amount not to exceed CDN$1,250,000.  Repayment of expenses will be 1/3 of the expenses on the closing of the transaction; 1/3 of the expenses after three (3) months from the closing date and the final 1/3 of the expenses within six (6) months from the closing date of the transaction.

2.

Any one director or officer of the Company be and is hereby authorized and directed, on behalf, and in the name of the Company, to do all acts and things and sign, execute and deliver all such applications, documents and instruments, including any reasonable amendments thereto, as may be necessary or advisable in connection with the foregoing resolutions.”

8.

Equity Investments by the Company

The Company’s guaranteed investment certificates (“GICs”) currently provide an average rate of return of 2.825%.  The majority of these GICs will mature effective July 21, 2009, at which time the average rate of return on such GICs will be reduced to 1.2375%.

Management of the Company believes that given current market conditions, and the downturn of financial markets, which have resulted in significant decreases in the trading price of shares of public companies, the Company would obtain a better rate of return if some of its funds were utilized for equity investments.

Management of the Company would use funds to purchase securities of resource companies that, in management’s opinion, after reasonable due diligence, are currently undervalued but have a proven management and/or a technical team in place and hold key projects and assets that could reasonably be expected to increase the value of such company’s shares over a 24 month period. In addition, the Company’s equity investment in these types of resource companies would provide the Company with an interest (as a shareholder of such companies) in the underlying assets of such companies.

The objective of this form and method of investment of funds, is to generate a return on equity per year that is higher than the average rate of return the Company is receiving on the GICs.

Accordingly, management will seeking shareholder approval to allow the Company  to utilize funds, at the sole discretion of the directors and management of the Company, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) , who are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company; so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations.

The ability of the Company to invest its funds in securities of other companies is subject to shareholder approval and applicable regulatory approvals as may be required under TSX policies.

Accordingly, at the Meeting, shareholders, other than insiders and their associates, will be asked to pass a resolution in the following form:

The text of the resolution which is proposed for approval is as follows:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDER THAT:

1.

subject to shareholder approval and applicable regulatory approvals as may be required under TSX policies, the Company be and is hereby permitted, at the management of the Company’s discretion after having conducted sufficient due diligence, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) , who are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company; so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations.

2.

any director or officer of the Company be and is authorized and directed, for and on behalf of the Company, to do all acts and things, and sign, execute and deliver all such applications, documents, instruments, including any reasonable amendments thereto, as may be necessary or advisable in connection with the foregoing resolutions.

9.

Other Business

The Company will consider and transact such other business as may properly come before the meeting or any adjournment.  The management of the Company know of no other matters to come before the meeting other than those referred to in the notice of meeting.  Should any other matters properly come before the meeting the share represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 28th day of July, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO